Exhibit 99.90

PRESS RELEASE
Aya Gold & Silver Announces Record Q4 and Full Year 2025 Silver Production
Production of 5 million silver equivalent ounces for the year, including the Boumadine tailings operation
Record production of 545,491ounces at Zgounder for the month of December

Montreal, Quebec, January 13, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce record quarterly production, recoveries, and throughput at its Zgounder Silver Mine in the Kingdom of Morocco for the three-month period ended December 31st, 2025.
Q4-2025 Operational Summary
•Record silver production of 1.37 million (“M”) ounces (“oz”) up 2% from Q3-2025.
•December 2025 record silver production at Zgounder of 545,491 oz with mill feed grade of 147g/t grams per tonne (“g/t”) silver (“Ag”).
•Ore processed averaged 3,796 tonnes per day (“tpd”), representing an 14% improvement over Q3-2025 and running 41% above nameplate capacity. This includes a record average milling rate of 4,107 tpd milling rate in the month of December.
•Average head grade processed of 134 g/t Ag for the quarter.
•Sustained silver recovery averaged 91.2%.
•Sustained high mill availability at 99.0%, underscoring consistent operational discipline and reliability.
•Record underground mining rate of 1,387 tpd at 161g/t, and 2,800 tpd of ore from the open pit at 115 g/t, for a total mining rate of 4,187 tpd at 130 g/t, increasing stockpiled ore quarter-on-quarter.
“Zgounder delivered another strong quarter, with solid Q4 production, recoveries, mining rate and throughput” said Benoit La Salle, President & CEO. “The team’s efforts throughout 2025 culminated in a record December, with a milling and mining rate of 4,107 tpd and 4,652 tpd, respectively, and an all-time high silver production of 545,491oz. We also published a new mine plan aligned with the current silver price environment, positioning Zgounder to maximize cash flow. With the 2025 ramp-up complete, our focus now shifts to disciplined execution, continuous optimization, and consistent delivery into 2026 and beyond.”
Q4-2025 and 2025 Summary Production Results

Production Metrics	Q4-2025	Q3-2025	QoQ Variance	2025	2024	YoY Variance
Silver production (oz)	1,371,300	1,346,882	2%	4,829,151	1,646,265	193%
Ore processed (t)	349,242	305,964	14%	1,178,420	358,919	228%
Average head grade processed (g/t Ag)	134	146	(8%)	145	171	(15%)
Silver recovery (%)	91.2	92.5	(1%)	88.4	83.7	5%
Mill availability (%)	99.0	95.9	3%	96.0	93.9	2%
Mine production (t)	385,216	215,405	79%	1,038,132	444,375	134%
Q4-2025 Operational Update
Underground development and stope sequencing advanced during the quarter, supporting an average mining rate of 1,387 tpd at 161 g/t Ag. Underground tonnage and grade have now been on target for two consecutive quarters, positioning the mine to reach our 2026 objectives.
Open-pit operations during the quarter focused on finalising the ramp-up and reached 2,800 tpd of ore at a strip ratio of 13, for a total material movement rate of 38,814 tpd, near our long-term target of 45,000 tpd. With both mine ramp-ups completed, over 194,000 tonnes of stockpiled ore available, and record mill throughput, Zgounder is well positioned for 2026. Blast-movement control and bench-by-bench modeling were implemented in H2-2025 to maximise ore recovery and minimise external dilution. These aspects will continue to be the operational focus in 2026.
The mill processed an average of 3,796 tpd for the quarter and 3,229 tpd for the year, highlighting debottlenecking efforts at the Zgounder plant through the year. Recovery was sustained above 91% for H2-2025. Record throughput and recovery were achieved at the processing plant through improved blending, circuit optimization, and increased tailings-pumping capacity, allowing for steadier, higher-rate milling.
Finally, the Zgounder team efforts through 2025 culminated into a record month of December where the milling rate reached 4,107 tpd and the mining rate reached 4,652 tpd of ore, for an all-time high 545,491 oz of silver recovered at the plant in a single month.
Boumadine historical pyrite stockpile commercialization
In 2025, Aya started the reclaiming and sale of its historical pyrite stockpile at Boumadine. Operations started in Q4-2025 and 13,498 tonnes were reclaimed and crushed, at a grade of 192g/t Ag and 2.87 g/t Au. Total production of 1,245 oz of gold and 83,480 oz of silver was achieved, for a total of 172,129 oz of silver equivalent (AgEq1) for the year 2025.

2025 Total production Zgounder and Boumadine
In 2025, the company produced 4,829,151 oz of silver at its Zgounder mine and 172,129 oz of silver equivalent at Boumadine for a total AgEq production of 5,001,280 oz for the Corporation.
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, who is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established exploration leadership through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare primary silver mine, and produces silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, a large mineralized footprint and significant exploration potential.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continue”, “focused” “improving”, “executing”, “maximize”, “minimize”, “sustained”, “position”, “expect”, “maximize”, “plan”, “strong”, “solid”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the capacity of the Corporation to achieve continued improved production results namely mining, milling, processing, recoveries and overall production, to optimize operations, to create momentum for 2026, to sustain production and feed rates, to increase production in the coming months, for the blast-movement control and bench-by-bench modeling to enhance grade control, and its capacity to maximize cash flows. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability of the plant to operate per its designed and intended purpose, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.
1 A ratio Ag/Au of 71.20 was used, reflecting an average of the ratio of silver and gold spot price for November and December 2025
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